

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 12, 2016

<u>Via e-mail</u>
Robert P. Rozek
Chief Financial Officer
Korn/Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

> **Re:** **Korn/Ferry International**
> **Form 10-K for the year ended April 30, 2015**
> **Filed June 26, 2015**
> **Form 8-K**
> **Filed June 11, 2015**
> **File No. 001-14505**

Dear Mr. Rozek:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate
& Commodities